AUSTRIAN AIRLINES

04010314

Rule 12g3-2(b) File No. 82-4970

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

RECEIVED
MAR 01 2004

Vienna, February 20, 2004

Our Ref. EIR | Phone/Extension 0043 5 1766 3328 | Fax 0043 5 1766 3333

SUPPL

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Karl Knezourek
Investor Relations

Encl.

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Austrian

February 20, 2004

STRONG FINISH IN 2003 EXCEEDS GOOD ANNUAL RESULT IN 2002

Forecast Annual Result of the Austrian Airlines Group for 2003
EBIT: EUR + 63.4 m (+53.5 % on previous year)

The Chief Executive Officer of the Austrian Airlines Group, Vagn Soerensen, has made the following statement on the forecast results: "The year 2003 was an extremely hard one for the aviation industry, especially the first six months of the year. However, due to our innovations and marketing offensives, efficient cost management and readiness to change structures that have been in place for many years in an effort to design a more powerful production base, we have been successfully turned around the negative trend. The momentum of the market recovery, which really began to gather pace in the final third of the year, and the more favourable euro/dollar exchange rate enabled us to even exceed the overall result for 2002. We have now achieved another part of the turnaround of our group. From now on, we will strive to make permanent improvements and considerably strengthen our customer orientation."

Austrian Airlines would like to announce the following preliminary annual result for the group:

EURm	2003	2002	+/- abs.	+/- %
Revenue	2,040.1	2,204.4	-164.3	-7.5
Operating revenue	2,242.7	2,398.0	-155.3	-6.5
EBITDAR	420.8	463.2	- 42.4	- 9.1
EBIT	63.4	41.4	+22.0	+ 53.5
EBIT before exceptionals	4.2	43.0	-38.8	-
Profit before tax	25.7	4.2	+21.5	-

Chief Financial Officer Thomas Kleibl made the following comment on the financial situation of the Austrian Airlines Group: "Although we have implemented a continuous programme of investment in the past two years, we have succeeded in bringing down our interest-bearing liabilities by more than EUR 800m to date. As a result we have been able to strengthen the ability of the group to withstand crises further still. We are more than ready to face the coming challenges in the industry!"

The result for earnings before interest and tax (EBIT) is expected to reach plus EUR 63.4m, a full EUR 22m up on the previous year. The EBIT before exceptionals, at EUR 4.2m, is also firmly in the black. The result for earnings before interest, tax, depreciations and rent (EBITDAR) is estimated to total EUR 420.8m, around EUR 42.5m less than the comparison figure for the 2002 business year. After the result for finances and participations of EUR 37.7m is deducted, the forecast profit before tax is plus EUR 25.7m.

All further details of our accounts and profit and loss account will be presented at the Annual Report Press Conference for 2003, to be held on 1 April 2004.

Karl Knezourek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications - A U S T R I A N A I R L I N E S G R O U P: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com, mailto:livia.dandrea-boehm@aua.com, www.aua.com / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

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